Exhibit 12

Statement Setting Forth Ratio of Earnings to Fixed Charges (1)

	Three Months
Dollars in millions	Ended March 31, 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012	Fiscal 2011
Earnings from continuing operations before income taxes (2)	$303	$580	$922	$482	$418	$300
Add:
Fixed charges (see “B” below)	49	184	188	189	202	146
Amortization of capitalized interest (3)	—	—	—	—	—	1
Distributed income of equity investees	1	6	8	3	13	—
Less:
Interest capitalized (3)	1	2	—	—	1	1
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	11	20	18	18	15	14

Adjusted earnings (A)	$341	$748	$1,100	$656	$617	$432

Fixed charges

Interest on long-term debt	$46	$176	$185	$182	$177	$101
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	2	2	(4)	(5)	12	38
Estimated interest components of rentals	1	6	7	12	13	7

Total fixed charges (B)	$49	$184	$188	$189	$202	$146

Ratio of earnings to fixed charges (A)/(B)	6.96	4.07	5.85	3.47	3.05	2.96

(1)	Our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated above is the same as our ratio of earnings to fixed charges set forth above because we had no shares of preferred stock outstanding during the periods indicated and currently have no shares of preferred stock outstanding.
(2)	Excludes distributed income of equity investees.
(3)	Includes interest capitalized and related amortization for our nonregulated segments.